N E W S R E L E A S E

March 12, 2014

Nevsun Announces Annual 2013 Financial Results

Full year 2013 highlights

  Exceeded 15 million hours without a lost time injury
  Completed the copper expansion project on-time and under budget
  Achieved commercial production of copper plant
  Produced 48 million pounds of copper in concentrate against guidance of 30 to 50 million pounds
  Produced 92,000 ounces of gold in doré plus 20,000 equivalent ounces in precious metals concentrate
  Revenues of $155.7 million, with average realized gold price per ounce of $1,471
  Net income of $29.3 million
  Increased annualized dividend by 40% to $0.14 per share
  Maintained strong balance sheet with approximately $420 million in working capital

Nevsun Resources Ltd. (TSX:NSU / NYSE MKT:NSU) (Nevsun or the Company) is pleased to report its financial and operating results for the year ended December 31, 2013. Unless otherwise noted, with the exception of earnings per share and realized price per ounce and per pound figures, all financial results are in thousands of US dollars.

“2013 represented a transitional year with the wind-down of gold phase operations and completion of construction of the copper plant and then successfully bringing the copper operation to commercial production in December,” stated Cliff Davis, President and CEO of Nevsun.  “From a cash perspective, we started the year with almost $400 million, invested approximately $86 million and returned $24 million to shareholders.  Despite these expenditures and despite spending several months bringing the copper plant to commercial production, the Company maintained a strong balance sheet, ending the year with almost $420 million in working capital and no debt.

“In 2014 the Bisha Mine expects to be in the bottom quartile of low-cost copper producers and to produce between 180 and 200 million pounds of copper.  We have continued an aggressive generative exploration program on the highly prospective Bisha property and neighbouring Mogoraib River license and we are continuing to actively evaluate potential merger and acquisition opportunities.”

Operations review

Key operating information – Bisha Mine(1)	2013	2012
Oxide ore mined, tonnes	1,187,000	1,591,000
Supergene ore mined, tonnes	805,000	-
Waste mined, tonnes	9,038,000	8,677,000
Strip ratio, (using tonnes)(2)	4.5	5.5
Copper phase prestrip, tonnes	-	1,220,000

Processing – copper:
Tonnes milled	767,000	-
Copper feed grade, %	3.9	-
Recovery, % of copper	73.5	-
Copper in concentrate produced, millions of pounds	48.0	-
Copper in concentrate sold, millions of pounds(3)	30.6	-
Copper price realized per pound(3)	$3.20	$-

Operations review (continued)

Processing – gold:	2013	2012
Tonnes milled	887,000	1,807,000
Gold grade (g/t)	3.43	6.21
Recovery, % of gold	79.4	85.8
Gold in doré, ounces produced	92,000	313,000
Gold ounces sold	96,700	320,700
Gold price realized per ounce	$1,471	$1,671

(1)	For quarterly information, refer to the Annual MD&A, key operating information.
(2)	In previous disclosures, strip ratio was calculated using BCMs. As supergene ore density is nearly double that of previous oxide ore density and haul trucks are limited by tonnage, it is more appropriate to report strip ratio now by tonnes of waste to ore rather than by BCMs of waste to ore.
(3)	Copper in concentrate sold in 2013 was all related to the pre-commercial production period. As a result, the proceeds associated with these sales are offset against pre-commercial production capital costs and are not recorded as revenues.

Mined ore tonnage of 1,992,000 for 2013 was up 25% from the 1,591,000 ore tonnes mined in 2012.  While waste movement of 9,038,000 tonnes was up from the 8,677,000 moved in 2012, the Company did not achieve its waste mining target.  The shortfall in waste movement is not expected to affect 2014 copper ore production.

Commercial production was declared for the copper plant on December 1, 2013.  During 2013 the Company produced 48.0 million pounds of copper in concentrate and sold 30.6 million pounds of copper in concentrate.  Pre-commercial production sales were offset against the capitalized pre-commercial production costs.  Decreased gold production in 2013 of 92,000 ounces resulted from the wind-down of the gold plant through the first half of the year and its subsequent decommissioning. The results are not comparable to 2012, which saw 313,000 ounces produced with a full twelve months of commercial gold operations.

Financial review

In US $000s (except per share data)	December 31, 2013(1)	December 31, 2012
Revenues	$155,698	$566,039
Operating income	71,395	405,674
Net income for the year	29,254	246,696

Net income attributable to Nevsun shareholders	$12,857	$145,262
Earnings per share attributable to Nevsun shareholders – basic	0.06	0.73
Earnings per share attributable to Nevsun shareholders – fully diluted	0.06	0.72

Total assets	$870,860	$873,696
Total long term financial liabilities	$53,802	$38,717
Dividends declared per share	$0.14	$0.10

(1)	Copper commercial operations commenced December 1, 2013. The 2013 figures only reflect gold phase operating results and do not include copper sales.

The Company’s revenues for 2013 of $155,698 (2012 – $566,039) are comprised of revenues on gold sales of $142,241 (2012 - $535,945) and revenues on by-product silver sales of $13,457 (2012 - $30,094).  Gold revenues included sales of 96,700 ounces of gold (2012 – 320,700 ounces) at an average realized price of $1,471 per ounce (2012 – $1,671 per ounce).  These average realized prices per ounce of gold sold compare to the average market price per ounce (London PM Fix) of $1,411 for 2013 and $1,669 for 2012.  Included in revenues are silver by-product revenues for 2013 from sales of 507,935 ounces of silver (2012 – 962,000 ounces) at an average realized price of $24.63 per ounce (2012 – $31.28 per ounce).

The Company’s cash and cash equivalents at December 31, 2013, were $302,724, down from $396,404 as at December 31, 2012; working capital as at December 31, 2013, and 2012, was approximately $420,000 and $398,000, respectively.

Conference call details

The Company will hold a conference call on Thursday, March 13, 2014, at 8:00AM Vancouver / 11:00AM Toronto, New York / 3:00 PM London, to discuss the annual results. Please call in at least five minutes prior to the conference call start time to ensure prompt access to the conference. Dial in details are as follows:

North America: 1 888-390-0546 / +1 416-764-8688 / +1 778-383-7413
UK: 0203 376 0238 (toll free)
Other International: +1 416-764-8688 / +1 778-383-7413

The conference call will be available for replay until March 20, 2014, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode 135353.

Forward Looking Statements

The above contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation concerning anticipated developments in the Company’s continuing and future operations in Eritrea and in the putative class action lawsuit, the adequacy of the Company’s financial resources and financial projections.  Forward-looking statements include, but are not limited to, statements concerning or the assumptions related to estimates of capital and operating costs, the timing, nature and extent of future copper and gold production, expanding exploration licenses, the estimation of mineral reserves and resources, methodologies and models used to prepare resource and reserve estimates, the realization of mineral reserve estimates, the conversion of mineral properties to reserves and resources, the potential to expand resources, reserves and mine life, future exploration budgets, plans, targets and work programs, capital expenditures and objectives, anticipated timing of grant of permits, mining and development plans and activities, construction and production targets and timetables, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, results of drill programs, dividend plans and policy, litigation matters, integration or expansion of operations, requirements for additional capital, government regulation of mining operations, environmental risks, political risks and uncertainties, unanticipated reclamation expenses, and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks more fully described in Company’s Management Discussion and Analysis for the year ended December 31, 2013.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced commercial copper concentrate production in December 2013 and ranks as one of the highest grade open pit copper mines in the world. Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com